Room 4561
								January 24, 2006

James Farinella
Chairman, Chief Executive Officer and President
SoftNet Technology Corporation
One Anderson Road, Suite 105
Bernardsville, NJ  07924

Re:	SoftNet Technology Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2004
Forms 10-QSB for Fiscal Quarters Ended March 31, June 30 and
September 30, 2005
		File No. 0-07693

Dear Mr. Farinella:

      We have reviewed your responses to the comments raised in our letter dated November 3, 2005 and have the following comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior comment 4:
1. We have considered your response to prior comment 4, and while revenue generated from the Solutions Technology subsidiary may not have been significant in the past, revenue from your Indigo Technology Services subsidiary is significant. In your September 9,
2005 response you stated that revenue recognition for Indigo Technology Services arrangements are "much like Solutions Technology,
Inc." Tell us how your accounting policies address the allocation of revenue to the various elements of multiple element arrangements and how your accounting complies with EITF 00-21.
Prior comment 5(a):
2. Your response to prior comment 5(a) indicates that you recognize revenue when an order is placed because that is the point at which your service has been delivered. Please clarify what service is being purchased upon the placement of an order and why you believe delivery is complete without consideration of the product being ordered. Recognizing revenue at this point in the transaction requires that you have no further obligation to the customer and is inconsistent with your assertion, in your response to prior comment
6(a), that you are the primary obligor in such arrangements. Please tell us why you believe recognition of revenue at the time an order is placed is appropriate when it appears that the purpose of the customer`s order is to obtain a specific product that will not be delivered until some later date.
3. Were you to defer revenue recognition until delivery of the product, quantify the impact on revenue in each of the quarters in your 2004 and 2005 fiscal years. Provide us with your analysis of materiality using the guidance in SAB 99.
Prior comment 5(b):
4. Your response to prior comment 5(b) indicates that you believe WholesaleByUs revenue includes both a product and a service element.
As you indicated in your response to prior comment 5(a), all revenue is recognized upon the delivery of the service element. Tell us why you believe that the service element should be considered a separate unit of accounting. That is, tell us how the service element meets the criteria of EITF 00-21 paragraph 9.
5. In addition, paragraph 7 of EITF 00-21 requires that revenue be allocated among the separate units of accounting based on their relative fair values. Tell us why you have allocated all revenue from these transactions to the service element and how your allocation complies with EITF 00-21.

Prior comment 6:
6. In order to fully consider your response to prior comments
6(a),
(b) and (c), we have the following comments:
a. Tell us what you mean when you say that you have "responsibility to ensure the completion" of customer orders. Tell us whether you ship products to customers or whether products are shipped directly to the customer by the vendor. If both situations are true, please quantify what portion of your revenues and cost of revenues, for each quarter in 2004 and 2005, related to products shipped by you vs. vendors.
b. For each quarter in 2004 and 2005, tell us the value of products returned to you by customers and the value of products your vendors permitted you to return.
c. Your response to prior comment 6(b) states that WholesaleByUs offers its own products for sale in addition to permitting "other companies [to] use [the] site as a portal for which to sell their products." Please quantify, for each type of transaction, the amounts of revenue, fees, and cost of revenue you recorded in each quarter in fiscal 2004 and 2005. In addition, your response suggests that you recognize revenue from both types of transactions on a gross basis. If true, please tell us why you believe that recognizing revenue on a gross basis when third parties have paid a fee for using your site is appropriate. Provide us with a copy of a standard customer agreement for such arrangements.
d. Please address why you believe you have assumed credit risk when it appears that you obtain customer payments via credit card prior to fulfilling their purchase. Your response should quantify your credit losses in each of the quarters in fiscal 2004 and 2005.
e. Your response to prior comment 6(d) suggests that you do not take title to products at any time in the sale process. Please confirm if this correct.
f. Your response to prior comment 6(d) indicates that you have the ability to establish selling prices. Tell us about your arrangements with third parties who use your site as a portal for selling their goods and how you are able to control the selling price of their products.
g. Please expand upon your statement, in response to prior comment 6(d), that you are "involved in determining the nature, type, characteristics or specifications of the product or service by the customer". Our understanding is that customers visit the site, locate products they wish to purchase and place orders. Please clarify your involvement in determining the nature, type and characteristics of products offered on your site.
Prior comment 8:
7. We have considered your response to prior comment 8 and disagree with your proposed accounting for the $210,000 related to the issuance of common shares to your subsidiary. According to paragraph
13 of ARB 51, within the consolidated financial statements, parent shares held by a subsidiary should not be treated as outstanding stock of the parent. Further, paragraph 28(a) of APB 9 requires that adjustments, charges or credits resulting from transactions in a company`s own capital stock be excluded from the statement of operations under all circumstances. We believe that your restatement of goodwill related to the Holtermann acquisition should be made accordingly. Please advise.

Prior comments 9, 10 and 16:
8. Your response to prior comments 9, 10 and 16 notwithstanding, we continue to believe that, in the absence of a waiver from the Office of the Chief Accountant of the Division of Corporation Finance, the
Holtermann, WholesaleByUs and Indigo acquisitions appear to represent significant business combinations that require the presentation of audited financial statements and pro forma financial information required by Items 310(c) and 310(d) of regulation S-B.
9. We note your statement in your supplemental response, dated January 9, 2006, that you intend to comply with the requirements of
Items 310(c) and 310(d) on or before February 28, 2006 for the Holtermann and Indigo transactions and by March 31, 2006 for the WholesaleByUs transaction, and we urge you to file the appropriate amendments as soon as possible.
Prior comment 11:
10. Paragraph 28 of SFAS 141 requires consideration to be paid in a business combination that is contingent on achieving specified earnings levels in future periods generally should be recorded when the contingency is resolved and the additional consideration is distributable. Your responses indicate that only 5,000,000 of the 20,000,000 shares were issued in connection with the WholesaleByUs acquisition. Based on your disclosures on page 11 of the Form 10-QSB filed on November 21, 2005, it appears that in recording the acquisition of WholesaleByUs you have included the 15,000,000 contingent shares in computing the purchase price. Based on what you have told us, we do not believe that your recording the contingent consideration at the time of the acquisition complies with paragraph
28 of SFAS 141. Accordingly, we believe that goodwill should be restated to exclude the value of the 15,000,000 contingently issuable shares. In addition, the audited financial statements and footnotes should be restated to reflect the issuance of 5,000,000 shares. Please advise.

Prior comment 13(a):
11. Your response to prior comment 13(a) suggests that you have not provided disclosures related to the convertible preferred shares and warrants issued in the Cross Capital transaction because the transaction was subsequently cancelled. Whether an arrangement is later terminated has no bearing on your disclosure obligations with regard to instruments you have issued and the accounting for these instruments in the periods between their issuance and cancellation.
Revise to disclose the relevant rights and terms of the preferred stock and warrants, including any conversion, dividend and registration rights. See SFAS 129. Additionally, the impact on earnings per share should also be disclosed.
12. Similarly, termination of an arrangement does not preclude your having to account for the transaction from its inception. As previously requested, tell us how you accounted for the preferred shares and warrants issued as part of the Cross Capital transaction.
Your response should address the relevant items described in Section
II.B. of Current Accounting and Disclosure Issues in the Division of
Corporation Finance, available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.
13. Please file all documents and schedules related to the Cross Capital transaction, including, but not limited to, the "Operating Agreement" and Schedule A ("the Warrant"), along with your correspondence, on EDGAR.

Prior comment 17:
14. We have reviewed your response and continue to believe that, for accounting purposes, the sequence of transactions you have described in your filing and in your response does not represent the acquisition of Net Centric by Softnet. Once the 9,000,000 shares were issued to the Net Centric shareholders those shares are no longer the
Company`s to use as consideration for Net Centric. If the former shareholders of Indigo subsequently use the shares issued to them to acquire Net Centric, then it would appear that Net Centric has been acquired by the former Indigo shareholders, not the Company. If you continue to believe that the 9,000,000 shares issued includes consideration for the Net Centric acquisition, please identify for us the specific accounting literature upon which you have based your accounting.
Prior comment 18:
15. As previously requested, please tell us the amount by which revenue was misstated in the June 30, 2005 Form 10-QSB. Your response notwithstanding, provide us with your materiality analysis for the revenue and cost of revenue line items using the guidelines set forth in SAB 99.

Form 8-K filed on November 4, 2005
16. With regard to your disposal of WholesaleByUs on November 4, 2005, we have the following comments:
a. Your response indicates that when you received our comment letter
dated August 23, 2005 you determined that you would dispose of the WholesaleByUs subsidiary. The Form 8-K filed on November 4, 2005 indicates that you entered into an agreement to sell WholesaleByUs on
November 4, 2005, and closed the transaction on that same day. We note, however, that the "divestiture is effective for certain purposes as of September 30, 2005." For purposes of reporting discontinued operations, tell us what you believe to be the measurement date, in accordance with paragraph 30 of SFAS 144. If you do not believe the measurement date is September 30, 2005, tell us the reason(s) for designating September 30, 2005 as the
"effective
date".
b. Because the disposal is not reflected in your historical
financial
statements, you should revise your Form 8-K filed on November 4,
2005
to present unaudited pro forma financial information for the interim period and the two most recent fiscal year ends. Further, MD&A should clearly discuss the disposal in accordance with Item 303 of Regulation S-B. Refer to Item 9.01 of Form 8-K. Please advise.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3488.


      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting
Mr. James Farinella
SoftNet Technology Corporation
January 24, 2006
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